Butler Group Profiles BluePhoenix™ IT Discovery - "Will have a large impact in the market"

Technology Audit states, "...it becomes almost inconceivable to think of any organization within...the Global 5000 that would not benefit from this product"

LONDON, UK and HERZLIA, Israel - June 1, 2004 - BluePhoenix Solutions (NASDAQ: BPHX) today announced that a new Technology Audit has been released by Butler Group, Europe's foremost IT analyst firm, on the subject of Application Modernization for enterprise IT. The report examines and reviews the latest release of BluePhoenix IT Discovery v2.1 and was prepared by Michael Thompson, principal research analyst for Butler Group in London.

According to the report, "IT Discovery ... is a powerful tool that will assist organizations in managing change effectively ..." and one that "will provide benefit to any organization that understands the need to manage infrastructure within a changing environment. This is a product with wide-ranging possibilities, and will in Butler Group's opinion have a large impact in the market."

The document goes on to say that "Application modernization is not something that should appear on the agenda as a possibility, it has to be there as a certainty." And "...it becomes almost inconceivable to think of any organization within the target market of the Global 5000 that would not benefit from this product."

IT Discovery is an Application Portfolio Management solution for infrastructure collection and storage. It allows organizations to manage all the environmental data of an entire enterprise system from a single point. Key findings of the report include discussion of key product strengths: IT Discovery aids organizations in carrying out compliance, enables quick and easy deployment with in-house skills, creates a central repository of infrastructure data, and uses an easy scripting language to collect data.

Copies of the report are available to the media from Angela Ball, research press officer on +44 (0)1482 608317; e-mail: press@butlergroup.com or on the BluePhoenix Web site at www.bphx.com

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About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX), leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company's comprehensive suite of tools and services (including technology for Understanding, Presentment, Migration, Transformation and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Australia and Israel. The company's major shareholder is the Formula Group (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

Contact

Tamar Belkin

BluePhoenix Solutions

919-319-2270

tbelkin@bphx.com